NO ACT

P.E. 12/19/2013



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Received SEC

JAN 13 2014

Washington, DC 20549



13002941

January 13, 2014

Act: 1934
Section:
Rule: 14a-8 (005)
Public
Availability: 1-13-14

Jeffrey N. Neuman
Honeywell International Inc.
jeffrey.neuman@honeywell.com

Re: Honeywell International Inc.
Incoming letter dated December 19, 2013

Dear Mr. Neuman:

This is in response to your letter dated December 19, 2013 concerning the shareholder proposal submitted to Honeywell by James Penzak. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: James Penzak
*** FISMA & OMB Memorandum M-07-16 ***

January 13, 2014

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Honeywell International Inc.
Incoming letter dated December 19, 2013

The proposal relates to the creation of a sub-class of common stock.

There appears to be some basis for your view that Honeywell may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of Honeywell's request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period as required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Honeywell omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Honeywell relies.

Sincerely,

Raymond A. Be
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Honeywell

Jeffrey N. Neuman
Vice President,
Corporate Secretary and
Deputy General Counsel

Honeywell
101 Columbia Road
Morristown, NJ 07962-2245

973 455-2945
973 455-4413 Fax
jeffrey.neuman@honeywell.com

December 19, 2013

VIA E-MAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: Honeywell International Inc. -- 2014 Meeting of Stockholders
Shareholder Proposal Submitted by Mr. James Penzak

Ladies and Gentlemen:

Honeywell International Inc., a Delaware corporation ("Honeywell" or the "Company"), in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, is submitting this letter with respect to the stockholder proposal and supporting statement (collectively, the "Proposal") submitted by Mr. James Penzak (the "Proponent") for inclusion in the proxy materials to be distributed by Honeywell in connection with its 2014 annual meeting of stockholders (the "Proxy Materials"). A copy of the Proposal and accompanying correspondence from the Proponent is attached as Exhibit A. For the reasons stated below, Honeywell intends to exclude the Proposal from its Proxy Materials in reliance on Rules 14a-8(b), 14a-8(f), 14a-8(i)(13), 14a-8(i)(7), 14a-8(i)(3) and 14a-8(i)(4). Honeywell respectfully requests confirmation that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") not recommend any enforcement action against Honeywell if Honeywell excludes the Proposal in its entirety from the Proxy Materials in reliance on Rule 14a-8.

In accordance with Staff Legal Bulletin No. 14D (November 7, 2008) ("SLB 14D") and pursuant to Rule 14a-8(j), Honeywell has:

- submitted this letter and its attachments with the Commission no later than 80 calendar days before Honeywell intends to file its definitive 2014 Proxy Materials with the Commission; and

- concurrently sent copies of this letter and its attachments to the Proponent via e-mail.

Rule 14a-8(k) and SLB 14D provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the Staff. Accordingly, Honeywell is taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned. Similarly, Honeywell will promptly forward to the Proponent any response received from the Staff to this request that the Staff transmits by e-mail or fax only to Honeywell.

I.
THE PROPOSAL

The Proposal states as follows:

> Resolved:
>
> That the shareholders of Honeywell International Inc. ('Company') hereby request that the Company issue a sub-class of common stock shares, distributed to existing common stock shareholders, which will not receive any dividends and trade with a different ticker symbol. Each new share will initially be equal to one (1.00) common stock share, but as dividends are paid to the shareholders of existing common stock shares, this new class of shares will increase in value as a function of the foregone dividends on a compounded basis.

II.
BASIS FOR EXCLUSION

Honeywell hereby respectfully submits that the Company be permitted to exclude the Proposal, pursuant to:

- Rule 14a-8(b)(1) and Rule 14(a)-8(f): the Proponent failed to demonstrate continuous ownership of Company securities for one year prior to the submission date of the Proposal;

- Rule 14a-8(i)(13): the Proposal relates to specific amounts of stock dividends;

- Rule 14a-8(i)(7): the Proposal deals with a matter relating to the Company's ordinary business operations;

- Rule 14a-8(i)(3): the Proposal is misleading and impermissibly vague; and

- Rule 14a-8(i)(4): the Proposal is designed to benefit the Proponent, or to further the Proponent's personal interest, which is not shared by the shareholders at large.

Honeywell further submits, consistent with the Staff's view in Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14"), that the Proposal may not be revised further as any revisions would not be minor in nature and, accordingly, would be filed after November 7, 2013, the date disclosed in Honeywell's 2013 proxy statement as the deadline for stockholders to submit proposals to be included in Honeywell's Proxy Materials.

III.
ANALYSIS

A. Honeywell May Exclude the Proposal Pursuant to Rule 14a-8(f)(1) because the Proponent Failed to Supply Documentary Support Evidencing Satisfaction of the Continuous Ownership Requirements of Rule 14a-8(b)(1).

1. Introduction

Rule 14a-8(b)(1) states that, in order to be eligible to submit a proposal, a stockholder must have continuously held at least $2,000 in market value or 1% of Honeywell's securities entitled to be voted on the proposal for at least one year by the date the proposal is submitted and must continue to hold those securities through the date of the meeting. When the stockholder is not a registered holder of the securities, the stockholder must "prov[e] his or her eligibility to submit the proposal to the company." A stockholder may prove eligibility by submitting a written statement from the record holder of the securities, usually a bank or brokerage institution, verifying that the stockholder has owned the requisite amount of securities continuously for one year as of the date the stockholder submits the proposal. See SLB 14. Under Rule 14a-8(f)(1), Honeywell may exclude a stockholder proposal if the proponent fails to provide evidence that he or she meets the eligibility requirements of Rule 14a-8(b) after timely notification by Honeywell of the deficiency and the proponent fails to correct the deficiency within the required time.

2. Correspondence between Honeywell and Proponent

(i) Submission of the Proposal and Initial Supporting Documentation

On October 15, 2013, (the postmark date from the Peoples Republic of China) Proponent submitted the Proposal to Honeywell via mail, which was received by Honeywell on November 5, 2013. Attached to the Proposal was a screenshot of the Proponent's brokerage account (the "Initial Supporting Documentation"), showing that the Proponent held the Company's securities as of October 31, 2012.

(ii) Deficiency Notice

After determining that the Proponent was not a stockholder of record, pursuant to Rule 14a-8(f)(1), on November 12, 2013 Honeywell sent a letter to the Proponent via e-mail (the "Deficiency Notice") requesting a written statement from the record owner of the Proponent's shares verifying that the Proponent beneficially owned the requisite number of Honeywell securities continuously for at least one year prior to the date of submission of the Proposal. A copy of the Deficiency Notice is attached to this letter as Exhibit B. The Deficiency Notice included:

- A description of the eligibility requirements of Rule 14a-8(b);
- A statement explaining the deficiencies in the proof of ownership letter Proponent submitted with the Proposal (i.e., "The brokerage account screenshot included with your submitted shareholder proposal does not constitute sufficient proof under Rule 14a-8 of ownership. The screenshot does not verify your continuous ownership of the Company's securities for the entire one-year period preceding and including the date that the proposal was submitted.");
- An explanation of what the Proponent should do to comply with Rule 14a-8(b) (i.e., "You must obtain and provide new proof of ownership in the form of a letter from the 'record' holder of Honeywell's securities that verifies continuous ownership of the aforementioned requisite amount of securities for the one-year period preceding and including the date of submission of your stockholder proposal (i.e. October 15, 2012 to October 15, 2013) in order to cure this defect.");
- A statement calling the Proponent's attention to the 14-day deadline for responding to Honeywell's notice (i.e., "Pursuant to Rule 14a-8(f), you must provide us with sufficient verification of your beneficial ownership of the Company's securities within 14 calendar days of your receipt of this letter."); and
- A copy of Rule 14a-8.

(iii) Proponent's Response to Deficiency Notice

On November 12, 2013 Honeywell sent the Deficiency Notice to the Proponent. Proponent responded via e-mail on November 14, 2013 (the "Proponent's Response"). Proponent's Response did not contain the necessary documentation to cure Proponent's proof of ownership deficiency under Rule 14a-8. The Proponent's Response is attached to this letter as Exhibit C.

3. Application of Requirements of Rule 14a-8(b) to the Initial Supporting Documentation and Proponent's Response

(i) Staff Guidance

Rule 14a-8(b) requires stockholders to demonstrate eligibility to submit proposals for inclusion in a company's proxy materials as of the date the stockholder submits the proposal via either the submission of a "written statement from the 'record' holder of [the stockholder's] securities" verifying that the stockholder continuously held the securities for a year prior to submission of the proposal or the use of a filed Schedule 13D, Schedule 13G, Form 3, Form 4, and/or Form 5. SLB 14 clearly states that even the difference of a day between the date of stockholder's proof of ownership and the date of submission of a stockholder proposal will cause otherwise proper proof of ownership to be insufficient to demonstrate that a stockholder meets the ownership eligibility requirements of Rule 14a-8(b).

The Staff further discussed this requirement in Staff Legal Bulletin No. 14F (October 18, 2011) ("SLB 14F") and Staff Legal Bulletin No. 14G (October 16, 2012) ("SLB 14G"), noting that a common error by stockholders when submitting proposals is the failure to provide proof of ownership for "at least one year by the date you submit the proposal" as required by Rule 14a-8(b)(1). See SLB 14F (emphasis in original).

SLB 14 states that Rule 14a-8(f) expressly provides that a company may exclude a proposal from its proxy materials for eligibility or procedural defects if the "shareholder fails to respond to this notice within 14 calendar days of receiving the notice of the defect(s) or the shareholder timely responds but does not cure the eligibility or procedural defect(s)."

(ii) Prior No-Action Relief

The Staff has previously permitted the exclusion of a stockholder proposal on the basis of proponent's failure to provide the requisite evidence of eligibility under Rule 14a-8(b) and Rule 14a-8(f)(1). Further, the Staff has permitted exclusion when the proponent failed to furnish evidence of share ownership through the date of submission of the proposal. See *Rockwood Holdings, Inc.* (January 18, 2013) (14 days deficient); *Deere & Company* (November 16, 2011) (three days deficient); *General Electric Company* (October 7, 2010) (six days deficient); *Hewlett-Packard Co.* (July 28, 2010) (five days deficient); *Microchip Technology Incorporated* (May 26, 2009) (five days deficient).

(iii) Application to Proposal and Proponent's Response

The Initial Supporting Documentation failed to satisfy the requirements of Rule 14a-8(b). The Rule required Proponent to submit a written statement from the record holder of Proponent's shares, verifying the Proponent's continuous ownership of at least $2,000 of Honeywell securities from October 15, 2012, which is one year prior to the date of Proponent's submission, through October 15, 2013 (the "Submission Date"). The Initial Supporting Documentation does not include such a written statement. Instead, the Initial Supporting Documentation only includes a screen capture of the Proponent's brokerage account, which does not satisfy the requirements of Rule 14a-8(b) and SLB 14F, showing that Proponent has held Honeywell securities as of October 31, 2012. The Initial Supporting Documentation fails to show ownership for at least one year through to the Submission Date. Proponent's period of ownership is 16 days short of the Submission date.

In response to the deficiencies in the Initial Supporting Documentation (i.e., a screen capture of Proponent's brokerage account and the 16 day deficiency in the ownership period), Honeywell sent the Deficiency Letter, which explained the deficiency and set forth the steps Proponent needed to take to cure the deficiency. According to SLB 14G, a proper deficiency notice "identifies the specific date on which the proposal was submitted and explains that the proponent must obtain a new proof of ownership letter verifying continuous ownership of the requisite amount of securities for the one-year period preceding and including such date to cure the defect." As previously discussed, the Deficiency Letter identified that Proponent needed to obtain and provide new proof of ownership that verified continuous ownership from October 15, 2012 to October 15, 2013, which is the Submission Date.

The Proponent's Response did not contain a new proof of ownership letter verifying continuous ownership of the Proponent's securities for the requisite time period beginning October 15, 2012. Thus, the Proponent's Response failed to correct the deficiency relating to both the proper method of verifying ownership of Honeywell securities and the continuous ownership requirement. As SLB 14, SLB 14F, SLB 14G, and the above referenced no-action letters indicate, the use of a screen capture to verify ownership of Honeywell securities, as well as the 16 day gap between the date of Proponent's ownership of the securities and the Submission Date, renders the Proposal irreparably deficient.

The Proponent's Response, dated November 14, 2013, included an inquiry regarding Proponent's ability to amend the date of submission of the Proposal. However, the deadline for submission of proposals to the Company was November 7, 2013, which had already passed. Thus, even if the Proponent had withdrawn the Proposal and resubmitted a new proposal with a new submission date, the deadline for submission had already passed pursuant to Rule 14a-8(e). Moreover, the Staff noted in SLB 14 that stockholders may "make revisions that are minor in nature" to proposals and supporting statements that "generally comply with the substantive requirements of the rule, but contain some relatively minor defects that are easily corrected." However, an amendment to a proposal's submission date is not a proper subject of an amendment to a shareholder proposal by a proponent. SLB 14 identifies types of revisions to a proposal that are generally permitted by the Staff, such as revisions to make a proposal comply with Rule 14a-8(i)(1), Rule 14a-8(i)(2), Rule 14a-8(i)(3), Rule 14a-8(i)(6), Rule 14a-8(i)(7), Rule 14a-8(i)(8), or Rule 14a-8(i)(9). None of the aforementioned revisions by a proponent to a proposal would alter the date of submission for a proponent's submission. Honeywell informed the Proponent (Honeywell's "Subsequent Response") that a revision to the Submission Date was not proper, noting that Proponent needed to demonstrate continuous ownership of the securities for one year as of the Submission Date. The Subsequent Response is attached to this letter as Exhibit D.

Any further verification of continuous ownership of Honeywell securities by Proponent would be untimely under the Commission's rules. Consequently, Honeywell believes that the Proposal may be properly excluded under Rule 14a-8(b)(1) and Rule 14a-8(f) because the Proponent was unable to remedy the eligibility deficiency in a timely basis after valid notification by Honeywell via the Deficiency Letter.

B. Honeywell May Exclude the Proposal Pursuant to Rule 14a-8(i)(13) because the Proposal Relates to Specific Amounts of Stock Dividends.

Rule 14a-8(i)(13) permits the exclusion of stockholder proposals when "the proposal relates to specific amounts of cash or stock dividends." The Staff has permitted exclusions for proposals that sought to set minimum amounts or ranges of dividends and for those seeking to effect a stock split in a specific amount or specific ratio. See, e.g., *General Electric Company*

(December 21, 2010); *Bassett Furniture Industries, Incorporated* (January 23, 2012); *Berkshire Hathaway Inc.* (January 22, 2008); *Exxon Mobil Corporation* (March 17, 2009).

One interpretation of the Proposal's terms is that the Proposal seeks the declaration of a stock dividend or a stock split to all current shareholders on a one-to-one ratio. The Proposal states that the new sub-class of shares will be "distributed to existing common stock shareholders" with each new sub-class share "initially equal to one (1.00) common stock share." Further, one interpretation of how to implement the Proposal would have each current holder of common stock eligible to receive one share of the new sub-class stock on a one-to-one ratio. In fact, the cover letter to the Proposal states that the Proposal "creates one additional share for each existing common stock share." This one-to-one ratio of stock for currently held stock is, in essence, a stock dividend for a specific amount. The Staff has determined that proposals seeking stock splits in a specific ratio are excludable under Rule 14a-8(i)(13). *Berkshire Hathaway Inc.* (January 22, 2008). Thus, the Proposal is excludable under Rule 14a-8(i)(13).

Another interpretation of the Proposal is that it seeks the substitution of cash dividends with stock dividends. The Staff has found such proposals excludable because the proposals would reduce the current cash dividend payable by such companies to a specific amount. See, e.g., *Honeywell International Inc.* (September 28, 2001); *Ford Motor Company* (January 24, 2001); *US West, Inc.* (November 8, 1999). If a stock split were required in order to implement the Proposal, the Proposal would cause each current shareholder of Honeywell to incur a one-half reduction in the number of their shares eligible to receive cash dividends. Under this interpretation, the Proposal would require the Company to replace cash dividends for the sub-class of common stock with stock dividends by requiring the issuance of fractional shares of stock instead of cash dividends in order to maintain equivalent increases in value and voting power as determined by the formula in the Proposal's supporting statement. Proponent's Proposal, seeking a substitution of a specific amount of cash dividends, is thus excludable under Rule 14a-8(i)(13).

C. **Honeywell May Exclude the Proposal Pursuant to Rule 14a-8(i)(7) because the Proposal Deals with Matters Relating to the Ordinary Business Operations of the Company.**

Rule 14a-8(i)(7) allows for the exclusion of stockholder proposals that deal with a matter relating to a company's ordinary business operations. According to the Staff, such a principle is necessary because "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight" because such oversight would constitute "micro-manage[ment]" of complex issues about which shareholders, as a group, are unable to make informed judgments. Exchange Act Release No. 40018 (May 21, 1998) ("Release No. 40018"). Proposals that address significant "social policy issues" are not excludable because they rise above the day-to-day management of the company. Id; see also Staff Legal Bulletin No. 14E (October 27, 2009) ("SLB 14E"). Thus, "ordinary" refers to "the corporate law concept providing management with flexibility in directing certain core matters involving the company's business and operations." Release No. 40018.

The Staff has consistently not taken action where a company proposes to omit from its proxy materials a stockholder proposal that relates to the raising of capital or the capital structure of a company, such as the issuance of stock, the establishment of stock buyback or repurchase programs, the redemption and conversion of a class of stock, establishment of a dividend reinvestment plan, and the management of existing debt. See, e.g., *Bank of America Corporation* (January 10, 2011) (proposal to amend bylaws to require majority shareholder approval before the company can authorize and issue additional common shares); *Patriot Scientific Corporation* (August 21, 2008) (request for board of directors to take all action necessary to eliminate the issuance of preferred stock); *Prudential Financial, Inc.* (January 11, 2008) (proposal requesting establishment of a dividend reinvestment plan); *Medstone International, Inc.* (May 1, 2003) (proposal to implement a common stock repurchase program); *Cleco Corporation* (January 21, 2003) (proposal to redeem a class of preferred stock); *NetCurrents, Inc.* (May 3, 2001) (proposal for stockholder approval before issuance of stock); *Harken Energy Corporation* (March 31, 2001) (proposal for stockholder approval before issuance of stock); *Astronics Corporation* (March 2, 2001) (proposal to redeem a class of preferred stock and convert such stock to common stock).

Honeywell recognizes that dividend matters have previously been found by the Staff not to be ordinary business matters excludable under Rule 14a-8(i)(7), since dividend matters involve significant economic and policy matters important to security holders. Exchange Act Release No. 12999 (November 12, 1976) ("Release No. 12999"). However, the Proposal ultimately contemplates the restructuring of Honeywell's capital structure and amounts to the very micro-managing of Honeywell that Rule 14a-8(i)(7) is designed to prevent, since the Proposal would require Honeywell "to issue a sub-class of common stock shares." While the alleged benefits from the Proposal occur via dividends, the Proposal involves the issuance of stock and financing matters of the Company, as well as the management of the Company's capital structure, which are actions that require expert financial analysis and in-depth knowledge of the Company's short- and long-term financial goals, business plans, and results of operations. Furthermore, the Proposal does not raise any of the significant social policy issues contemplated by Rule 14a-8(i)(7). Consequently, the Proposal falls well within Rule 14a-8(i)(7)'s ordinary business exclusion for stockholder proposals.

D. Honeywell May Exclude the Proposal Pursuant to Rule 14a-8(i)(3) because the Proposal Is Inherently Vague and Misleading.

1. Introduction

Rule 14a-8(i)(7) permits the exclusion of stockholder proposals that are so inherently vague and misleading that neither stockholders voting on the proposal nor a company implementing an adopted proposal would be able to determine with reasonable certainty exactly what actions or measures the proposal requires. See Staff Legal Bulletin 14B (September 14, 2004) ("SLB 14B"). See also Dyer v. SEC, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail.").

Honeywell believes that the Proposal is vague and indefinite because the Proposal is subject to multiple interpretations of how the "sub-class of common stock" will be implemented. Further, the Proposal is vague and misleading because the Proposal does not adequately explain the characteristics of the new sub-class of stock, how the new sub-class of stock will function or provide evidence supporting the alleged benefits.

2. *The Proposal is vague and misleading as to functioning and benefits of the new sub-class of shares.*

(i) How the sub-class of shares will function and operate is vague and misleading.

Honeywell believes that the Proposal's description of the sub-class of common stock and how that stock will operate is vague, indefinite, and confusing as stockholders voting upon the Proposal and the Company when implementing it, if adopted, will not know how such common stock will operate nor the characteristics and terms of the common stock. The substantive provisions and characteristics of the common stock are absent from the Proposal. The Proposal does not provide any information as to how many shares would be issued in this new class nor does it describe the voting rights, including the applicability of cumulative voting rights and whether votes are to be cast as a sub-class, convertibility, pre-emptive rights, or other characteristics of the new class. The Proposal also does not describe how the Company is to establish the consideration to be paid for such new sub-class. Moreover, since the Proposal calls for the new sub-class of shares to increase "as a function the dividend yield paid to the common stock shareholders on a compounded basis," it is unclear whether shareholders would be entitled to fractional shares. Consequently, the Proposal's description of how the new class of stock will operate on its own and how it will operate in relation to the Company's currently authorized and issued stock is confusing.

Critically, all of these aspects of the new sub-class of common stock are open to multiple interpretations, which could result in materially different classes of common stock, to the point that shareholders would not know with any certainty what they are voting either for or against. See, *Capital One Financial Corp.* (February 7, 2003) (excluding proposal where the company's stockholders "would not know with any certainty what they are voting either for or against")

(ii) The benefits of the Proposal are vague and misleading.

The supporting statement to and the cover letter for the Proposal state that Honeywell's shareholders will receive many benefits from the creation of this new sub-class of shares. In particular, the supporting statement to the Proposal provides a list of six benefits that will accrue to "all shareholders" because of the new sub-class. However, the supporting statement does not provide any evidence to support the asserted benefits. Since many of the purported benefits of the new sub-class are at best uncertain, the Proposal's supporting statements regarding these benefits are vague and misleading.

The supporting statement to the Proposal highlights that one of the benefits of Proposal is to "[e]nable a higher per share dividend percent paid to common stock shareholders without impacting total corporate cash flow," as the cash would appear to be somehow converted into stock that is reissued to the holders of the sub-class. However, such action would require reductions in the number of common stock outstanding via buyback programs, the implementation of stock-splits, or the authorization to issue ever increasing amounts of stock, which would dilute existing shareholders. Moreover, this statement and the statement that "the Company will have additional flexibility in managing cash available for dividends" are materially misleading, as they fail to recognize that the decision to issue a dividend and set dividend rates remains a power vested in the board of directors of Honeywell and that the Proposal, if passed, would not necessarily result in higher dividend rates.

The supporting statement alleges that various tax benefits and efficiencies will accrue to shareholders and the Company as a result of the Proposal. For example, the Proponent states that the Proposal will "[a]ttract long-term investors" by "improving their expected after-tax returns without a commensurate increase in risk." However, the Proponent provides no basis to support this claim or how such tax efficiency will occur. Because the Proposal is vague and indefinite as to implementation and how the Company should cause the new shares to be acquired by common shareholders, the tax consequence of any such transaction is impossible to determine. Further, the increase in value of these new shares "as a function of the dividend yield paid to the common stock shareholders on a compounded basis" is assumed to be a non-taxable event, and the Proponent does not explain or support why such event would be tax free.

The Proponent further states that the alleged tax efficiencies, discussed above, of the Proposal would result in "investors will[ing] to pay a premium for this new class of stock," "long-term investors ... willing to pay a 10% - 20% premium," and direct benefits for "existing common stock shareholders who pay little or no taxes." The Proponent uses more unqualified and unsubstantiated language to connect Honeywell's existing capital structure to the creation of a new sub-class of common stock. However, as with alleged tax efficiencies, the Proponent does not provide any support or evidence beyond speculation.

3. Proposal is vague and indefinite as to implementation of the new sub-class of shares.

The Proposal provides no information nor does it describe how the Company is to implement the proposal so that the shares will "increase in value as a function of the foregone dividends on a compounded basis." For example, it is unclear whether new shares are to be issued initially, and upon the declaration of each dividend, via an exchange of shares, a new issuance, a stock-split, a rights offering, a repurchase program, or a tender offer, and whether the Company will be required to register the issuance or exchange of such shares initially and upon each dividend declaration. Additionally, for each of the issues discussed above, the implementation of the Proposal will differ in fundamental ways depending upon how the vague language is interpreted. However, the Proposal calls for a specific class of stock operating in a specific manner, but the determinations for those specifics will have to be made without guidance from the Proposal. The Staff has permitted the exclusion of stockholder proposals involving similarly vague and indefinite determinations that neither the voting shareholders nor the company would be able to determine with certainty if the proposal was approved. See, e.g., *International Business Machines Corp.* (January 10, 2003) (excluding a proposal regarding nominees for a company's board of directors when it was unclear how to determine whether the nominee was a new member of the board).

Further, the Proposal does not address the fact that the issuance of the sub-class of common stock would require an amendment to the Company's certificate of incorporation, which does not provide for sub-classes or series of common stock. Similarly, the Proposal fails to address the problem that increasing the value of the sub-class of shares would require an amendment to the Company's certificate of incorporation to increase the authorized shares available for issuance to cover the ever increasing amounts of sub-class stock to be issued. In addition, the Proposal does not address the fact that the issuance of the sub-class would dilute the previously issued shares or necessitate the repurchase of outstanding shares.

4. Conclusion

Consistent with Staff precedent, Honeywell's shareholders cannot be expected to make an informed decision on the merits of the Proposal if they cannot "determine with any reasonable certainty exactly what actions or measures the proposal requires." SLB 14B. The Proposal does not provide a basis by which Honeywell's shareholders will understand what actions or measures the Proposal requires. *Altera Corporation* (March 8, 2013) (excluding proposal as vague and indefinite because neither stockholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires); *T. Rowe Price Group, Inc.* (January 15, 2003) (excluding proposal as vague and indefinite because it lacked specific implementation necessary for implementation); *Tri-Continental Corporation* (March 14, 2000) (excluding proposal as vague and indefinite because the proposal would be subject to multiple interpretations). The Proposal further fails to provide shareholders, and Honeywell, with an understanding of what the Proposal means by a "sub-class of common stock," which leaves the Proposal irredeemably vague and misleading. See, e.g., *Chevron Corporation* (March 15, 2013) (excluding proposal that failed to provide any explanation about the substance of a key definition). Thus, the Proposal is so inherently vague and misleading as to be excludable pursuant to Rule 14a-8(i)(3).

E. Honeywell May Exclude the Proposal Pursuant to Rule 14a-8(i)(4) because the Proposal Is Designed to Benefit the Proponent, or to Further the Proponent's Personal Interest, Which Is Not Shared by the Shareholders at Large.

Rule 14a-8(i)(4) permits the exclusion of a shareholder proposal if said proposal is designed to benefit the proponent or further the proponent's personal interest, which interest is not shared by the shareholders at large. The cover letter for and the supporting statement to the Proposal make clear that the Proponent's Proposal will only benefit a specific subset of all of Honeywell's shareholders who share the Proponent's personal interest—the improvement of after-tax returns over current income from dividends for long-term investors. Proponent clearly stated in his cover letter that "I am unhappy with Honeywell's dividend policy as it forces me to incur reinvestment costs, which reduces my long-term returns" and that the impetus behind the Proposal is "to improve my expected long-term returns." Thus, the Proposal stands to benefit only a certain subset of shareholders to which the Proponent belongs.

Moreover, although the supporting statement claims that the new sub-class will benefit all of the shareholders of the Company, as previously discussed above, the Proponent never discusses how this occurs. While the Staff has noted that Rule 14a-8(i)(4) does not exclude proposals from "proponents attempting to achieve personal ends that are not necessarily in the common interest of the [company's] shareholders generally," the Proponent has not explained how the Proposal would benefit any of Honeywell's shareholders. Exchange Act Release No. 20091 (August 16, 1983). Thus, the Proposal is excludable under Rule 14a-8(i)(4).

F. The Proponent Cannot Amend the Proposal

The Proponent cannot amend the Proposal to comply with Rule 14a-8 because the necessary revisions would not be of a minor nature. The Staff notes in SLB 14 that the Staff has a "long-standing practice of issuing no-action responses that permit stockholders to make revisions that are minor in nature and do not alter the substance of the proposal" to handle proposals that "generally comply with the substantive requirements of the rule, but contain some relatively minor defects that are easily corrected." The defects in the Proposal discussed above are not "relatively minor" or "easily corrected," and any revisions would create an entirely new proposal. Consequently, any revisions should be impermissible under SLB 14.

IV. CONCLUSION

For the above discussed reasons, Honeywell respectfully requests that the Staff not recommend any enforcement action if Honeywell excludes the Proposal from the Proxy Materials. If the Staff disagrees with Honeywell's conclusion that it may exclude the Proposal, Honeywell requests the opportunity to confer with the Staff prior to the final determination of the Staff's position.

If you have any questions with respect to this matter, please do not hesitate to contact me at jeffrey.neuman@honeywell.com or via telephone at 973-455-2945.

Sincerely,



Jeffrey N. Neuman
Vice President, Corporate Secretary
and Deputy General Counsel

Exhibit A

Rec'd 11/5/13

*** FISMA & OMB Memorandum M-07-16 ***

October 15, 2013

Vice President and Corporate Secretary
Honeywell International Inc.
101 Columbia Road
Morris Township, New Jersey 07962

Regarding: Shareholder Proposal to Improve Shareholder Returns

To Whom It May Concern:

I have been a shareholder of Honeywell since 10/31/2012 and will not sell any of my Honeywell shares through December 2014; I also plan to increase my holdings of your company over the coming years. Although I enjoy the benefits of having your company as a part of my portfolio, I am unhappy with Honeywell's dividend policy as it forces me to incur reinvestment costs, which reduces my long-term returns. I am submitting a shareholder proposal to your company to improve my expected long-term returns.

This is a brief summary of my proposal:

- Honeywell will issue another class of common stock that trades alongside the existing common shares but pays no dividends;
- As dividends are paid to existing common stock shares, the new class of common shares increases in value as a function of the foregone dividend;
- Excess cash earmarked for dividends but not spent on dividends can be used to increase dividend yields to existing common stock shares, for share buyback, or for other corporate purposes;
- Investors of this new class of common shares pay no dividend taxes thereby increasing long-term after-tax returns with no incremental risk;
- Investors would be willing to pay a premium for this new class of stock shares similar to how investors pay a premium for municipal bonds versus corporate bonds; and
- Investors willing to pay a premium for this new class of common shares will indirectly increase the value existing common shares, thereby benefiting investors who are not tax sensitive.

Unlike many other shareholder proposals, this proposal is intended to directly benefit all shareholders and provide management additional flexibility to manage cash. As it is my intention to garner the support of management, the proposal can be adjusted – e.g., my proposal creates one additional share for each existing common stock share – that ratio can be increased or decreased if necessary.

I would be more than happy to answer any questions that you may have about this proposal. I look forward to your feedback and the support from Honeywell's management. Thank you for your consideration.

Sincerely,



James Penzak

Enclosures (2)

1. Shareholder proposal
2. Screenshot of my brokerage account (showing the date when my Honeywell holdings were purchased)

Honeywell International Shareholder Proposal – Create Sub-Class Common Stock Shares

Resolved:

That the shareholders of Honeywell International Inc. ('Company') hereby request that the Company issue a sub-class of common stock shares, distributed to existing common stock shareholders, which will not receive any dividends and trade with a different ticker symbol. Each new share will initially be equal to one (1.00) common stock share, but as dividends are paid to the shareholders of existing common stock shares, this new class of shares will increase in value as a function of the foregone dividends on a compounded basis.

Supporting Statement:

As dividends are paid, the number of common stock shares that equals a new sub-class of stock share will be updated as a function of the dividend yield paid to the common stock shareholders on a compounded basis. This ensures that value or voting rights are not inappropriately transferred between the existing class of common stock shares and the new sub-class of common stock shares.

For example, when a 2% dividend is paid to common stock shareholders, each new sub-class share will then be equal to 1.02 common stock shares.

$$1.02=1.00*(1/(1-2\%))$$

If a 3% dividend is then paid to common stock shareholders, each new sub-class share would then be equal to 1.05 common stock shares.

$$1.05=1.02*(1/(1-3\%))$$

And so forth...

After the creation of this sub-class of common stock shares, as dividends will be paid on only a portion of the outstanding equivalent common stock shares, the Company will have additional flexibility in managing cash available for dividends.

All stakeholders benefit from the creation of this sub-class. This new sub-class of common stock shares will:

1) Enable a higher per share dividend percent paid to common stock shareholders without impacting total corporate cash flow; often, high dividends are associated with companies that may be unable to maintain long-term dividend payments, but in this case an increased dividend percent does not signal unsustainability;
2) Attract long-term investors who do not have cash flow requirements by improving their expected after-tax returns without a commensurate increase in risk;
3) Positively affect the market cap value – investors will be willing to pay a premium for this new class of stock shares similar to how municipal bonds are priced at a premium to comparably rated corporate bonds; long-term investors would be willing to pay a 10% - 20% premium because of its tax efficiency;
4) Directly benefit existing common stock shareholders who pay little or no taxes – as tax-sensitive investors are willing to pay a premium for this new class of shares, arbitrage investors will force any premium pricing to increase the price of common stock shares as well;
5) Entitle shareholders to votes based proportionally on invested capital; and
6) Represent the true long-term performance to shareholders and should be used as the basis for management compensation.

TD Ameritrade

Realized Gain/Loss | Unrealized Gain/Loss | Unsettled Closed Positions | Expand All | Edit your GainsKeeper cost basis

Long positions | Totals: Adj cost [redacted] Mkt value [redacted] Adj gain ($) [redacted] Adj gain (%) 104.08

Security	Qty	Open date	Adj cost per share	Adj cost	Wash sale adj	Last	Mkt value	Adj gain ($)	Adj gain (%)	Term
[redacted]										
HONEYWELL INTL INC	100	10/31/12	61.8482	6,184.82	--	83.58	8,358.00	2,173.18	35.14	Short-





James Penzak


上海
2013.10.15
10
747
320
746
300
501


中国邮政
¥≈09.60
沪 G60

*** FISMA & OMB Memorandum M-07-16 ***



Vice President and Corporate Secretary
Honeywell International Inc.
101 Columbia Road
Morris Township, New Jersey 07962
USA

邮政编码：

Exhibit B

Mardrus, Linda M.

From:	Neuman, Jeffrey N.
Sent:	Tuesday, November 12, 2013 8:30 AM
To:	*** FISMA & OMB Memorandum M-07-16 ***
Cc:	Katzel, Jacqueline; Mardrus, Linda M.; Peng, Michael (Legal); 'EWolff@jenner.com'
Subject:	Response to Honeywell Shareholder Proposal
Attachments:	Scan from a Xerox WorkCentre.PDF

Dear Mr. Penzak:

Thank you for your letter to Honeywell International dated October 28, 2013 containing a shareholder proposal. Your letter was received on November 5, 2013. Unfortunately, we identified deficiencies that unless corrected will render your proposal ineligible for consideration at our 2014 shareholder meeting. The attached letter describes those deficiencies and explains how you can correct them. Feel free to reach out to me with any questions.

Jeff Neuman
Corporate Secretary
Honeywell International Inc.
101 Columbia Road
Morristown, NJ 07962
(T) 973-455-2945
(c) 973-610-3935
jeffrey.neuman@honeywell.com

Honeywell

Jeffrey N. Neuman
Vice President,
Corporate Secretary and
Deputy General Counsel

Honeywell
101 Columbia Road
Morristown, NJ 07962-2245

973 455-2945
973 455-4413 Fax
jeffrey.neuman@honeywell.com

VIA FEDERAL EXPRESS AND E-MAIL

November 12, 2013

RE: Shareholder Proposal to Improve Shareholder Returns

Mr. James Penzak

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Penzak:

This letter is in response to your shareholder proposal to be included in the 2014 proxy statement for Honeywell International Inc. (the "Company") that was received on November 5, 2013. The Company would like to inform you, pursuant to Rule 14a-8(f) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), of the following procedural and eligibility deficiency in your submission.

Rule 14a-8(b)(1) of the Exchange Act states that, among other requirements, a shareholder is eligible to submit a proposal pursuant to Rule 14a-8 if the proponent has "continuously held at least $2,000 in market value, or 1% of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the shareholder proponent] submit[s] the proposal." The Company's records do not list your name, James Penzak, as a registered holder of a sufficient number of shares. Since you are not a registered holder of a sufficient number of shares, Rule 14a-8(b)(2) of the Exchange Act states that a shareholder proponent may prove eligibility by submitting: (1) a written statement from the "record" holder of your securities (i.e. a broker or bank) verifying that, as of the time you submitted your proposal on October 15, 2013, you had continuously held the required amount of the Company's common stock for at least one year; or (2) a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4 and Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins, along with a written statement by yourself that you continuously held the required number of shares for the one-year period as of the date of the statement.

The brokerage account screenshot included with your submitted shareholder proposal does not constitute sufficient proof of ownership under Rule 14a-8. The screenshot does not verify your continuous ownership of the Company's securities for the entire one-year period preceding and including the date that your proposal was submitted. You must obtain and provide new proof of ownership in the form of a letter from the "record" holder of Honeywell's securities that verifies your continuous ownership of the aforementioned requisite amount of securities for the one-year period preceding and including the date of submission of your stockholder proposal (i.e. October 15, 2012 to October 15, 2013) in order to cure this defect. Please note that the Division of Corporation Finance of the Securities and Exchange Commission takes the position that, for purposes of Rule 14a-8(b)(2)(i), only securities intermediaries that are participants in the Depository Trust Company ("DTC"), or affiliates of DTC participants, are considered "record" holders of securities that are deposited at DTC. Thus, to the extent that your shares of the Company are deposited at and held through DTC, the proof of ownership letter that you obtain and provide must be from a DTC participant or an affiliate of a DTC participant to satisfy the proof of ownership requirements of Rule 14a-8.

Pursuant to Rule 14a-8(f), you must provide us with sufficient verification of your beneficial ownership of the Company's securities within 14 calendar days of your receipt of this letter. For your reference, the Company has attached a copy of Rule 14a-8 of the Exchange Act. To transmit your reply electronically, please reply to the attention of Jeffrey N. Neuman, Vice President, Corporate Secretary and Deputy General Counsel at the following fax number, (973) 455-4413, or e-mail address, jeffrey.neuman@honeywell.com. To reply by mail, please reply to my attention at Honeywell Corporate, 101 Columbia Road, Morristown, New Jersey 07962, U.S.A. If you have any questions regarding the above, please contact me at (973) 455-2945.

Sincerely,



Jeffrey N. Neuman
Vice President, Corporate Secretary
and Deputy General Counsel

Enclosure

#293061

§ 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§ 240.13d-101), Schedule 13G (§ 240.13d-102), Form 3 (§ 249.103 of this chapter), Form 4 (§ 249.104 of this chapter) and/or Form 5 (§ 249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§ 249.308a of this chapter), or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) ***Question 6:*** What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under § 240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) ***Question 7:*** Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

NOTE TO PARAGRAPH (i)(1):

DEPENDING ON THE SUBJECT MATTER, SOME PROPOSALS ARE NOT CONSIDERED PROPER UNDER STATE LAW IF THEY WOULD BE BINDING ON THE COMPANY IF APPROVED BY SHAREHOLDERS. IN OUR EXPERIENCE, MOST PROPOSALS THAT ARE CAST AS RECOMMENDATIONS OR REQUESTS THAT THE BOARD OF DIRECTORS TAKE SPECIFIED ACTION ARE PROPER UNDER STATE LAW. ACCORDINGLY, WE WILL ASSUME THAT A PROPOSAL DRAFTED AS A RECOMMENDATION OR SUGGESTION IS PROPER UNLESS THE COMPANY DEMONSTRATES OTHERWISE.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

NOTE TO PARAGRAPH (i)(2):

WE WILL NOT APPLY THIS BASIS FOR EXCLUSION TO PERMIT EXCLUSION OF A PROPOSAL ON GROUNDS THAT IT WOULD VIOLATE FOREIGN LAW IF COMPLIANCE WITH THE FOREIGN LAW WOULD RESULT IN A VIOLATION OF ANY STATE OR FEDERAL LAW.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

NOTE TO PARAGRAPH (I)(9):

A COMPANY'S SUBMISSION TO THE COMMISSION UNDER THIS SECTION SHOULD SPECIFY THE POINTS OF CONFLICT WITH THE COMPANY'S PROPOSAL.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

NOTE TO PARAGRAPH (I)(10):

A COMPANY MAY EXCLUDE A SHAREHOLDER PROPOSAL THAT WOULD PROVIDE AN ADVISORY VOTE OR SEEK FUTURE ADVISORY VOTES TO APPROVE THE COMPENSATION OF EXECUTIVES AS DISCLOSED PURSUANT TO ITEM 402 OF REGULATION S-K

(§ 229.402 OF THIS CHAPTER) OR ANY SUCCESSOR TO ITEM 402 (A "SAY-ON-PAY VOTE") OR THAT RELATES TO THE FREQUENCY OF SAY-ON-PAY VOTES, PROVIDED THAT IN THE MOST RECENT SHAREHOLDER VOTE REQUIRED BY § 240.14A-21(B) OF THIS CHAPTER A SINGLE YEAR (*I.E.*, ONE, TWO, OR THREE YEARS) RECEIVED APPROVAL OF A MAJORITY OF VOTES CAST ON THE MATTER AND THE COMPANY HAS ADOPTED A POLICY ON THE FREQUENCY OF SAY-ON-PAY VOTES THAT IS CONSISTENT WITH THE CHOICE OF THE MAJORITY OF VOTES CAST IN THE MOST RECENT SHAREHOLDER VOTE REQUIRED BY § 240.14A-21(B) OF THIS CHAPTER.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments? Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's

statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under § 240.14a-6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]

Exhibit C

Mardrus, Linda M.

From: James Penzak MA & OMB Memorandum M-07-16 ***
Sent: Thursday, November 14, 2013 8:08 AM
To: Neuman, Jeffrey N.
Cc: Katzel, Jacqueline; Mardrus, Linda M.; Peng, Michael (Legal); 'EWolff@jenner.com'
Subject: RE: Response to Honeywell Shareholder Proposal

Dear Mr. Neuman

Thank you for your email. I would like to revise my shareholder submission date from October 15 to November 1. Please let me know if this is possible.

Sincerely,

James Penzak

> From: Jeffrey.Neuman@Honeywell.com
> To: MA & OMB Memorandum M-07-16 ***
> CC: JACQUELINE.KATZEL@HONEYWELL.COM; linda.mardrus@honeywell.com; Michael.Peng2@Honeywell.com; EWolff@jenner.com
> Subject: Response to Honeywell Shareholder Proposal
> Date: Tue, 12 Nov 2013 13:29:33 +0000
>
> Dear Mr. Penzak:
>
> Thank you for your letter to Honeywell International dated October 28, 2013 containing a shareholder proposal. Your letter was received on November 5, 2013. Unfortunately, we identified deficiencies that unless corrected will render your proposal ineligible for consideration at our 2014 shareholder meeting. The attached letter describes those deficiencies and explains how you can correct them. Feel free to reach out to me with any questions.
>
> Jeff Neuman
> Corporate Secretary
> Honeywell International Inc.
> 101 Columbia Road
> Morristown, NJ 07962
> (T) 973-455-2945
> (c) 973-610-3935
> jeffrey.neuman@honeywell.com
>

Exhibit D

Mardrus, Linda M.

From: Peng, Michael (Legal)
Sent: Thursday, November 14, 2013 9:42 AM
To: James Penzak
Cc: Katzel, Jacqueline; Mardrus, Linda M.; 'EWolff@jenner.com'; Neuman, Jeffrey N.; Peng, Michael (Legal)
Subject: Response to Honeywell Shareholder Proposal

Mr. Penzak,

Thank you for your email.

Your October 15, 2013 postmark date is your submission date so unfortunately you cannot change it.
Please follow the instructions set forth in our letter to cure the deficiency in your proposal request.

Best,

Michael Peng

From: James Penzak FISMA & OMB Memorandum M-07-16 ***
Sent: Thursday, November 14, 2013 8:08 AM
To: Neuman, Jeffrey N.
Cc: Katzel, Jacqueline; Mardrus, Linda M.; Peng, Michael (Legal); 'EWolff@jenner.com'
Subject: RE: Response to Honeywell Shareholder Proposal

Dear Mr. Neuman

Thank you for your email. I would like to revise my shareholder submission date from October 15 to November 1.
Please let me know if this is possible.

Sincerely,

James Penzak

> From: Jeffrey.Neuman@Honeywell.com
*** FISMA & OMB Memorandum M-07-16 ***
> CC: JACQUELINE.KATZEL@HONEYWELL.COM; linda.mardrus@honeywell.com; Michael.Peng2@Honeywell.com; EWolff@jenner.com
> Subject: Response to Honeywell Shareholder Proposal
> Date: Tue, 12 Nov 2013 13:29:33 +0000
>
> Dear Mr. Penzak:
>
> Thank you for your letter to Honeywell International dated October 28, 2013 containing a shareholder proposal. Your letter was received on November 5, 2013. Unfortunately, we identified deficiencies that unless corrected will render your proposal ineligible for consideration at our 2014 shareholder meeting. The attached letter describes those deficiencies and explains how you can correct them. Feel free to reach out to me with

any questions.
>
> Jeff Neuman
> Corporate Secretary
> Honeywell International Inc.
> 101 Columbia Road
> Morristown, NJ 07962
> (T) 973-455-2945
> (c) 973-610-3935
> jeffrey.neuman@honeywell.com
>